UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Colony Starwood Homes (f/k/a Starwood Waypoint Residential Trust)
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

19625X102
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,088,903
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,088,903
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Capital LLC does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,088,903
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,088,903
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, Emanuel J. Friedman does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,889,014
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,889,014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,889,014
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Debt Opportunities Master Fund, L.P. does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,889,014
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,889,014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,889,014
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Debt Opportunities GP, LLC does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities Master Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 794,769
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 794,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,769
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Debt Opportunities Master Fund II, LP does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Debt Opportunities II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 794,769
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 794,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,769
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Debt Opportunities II GP, LLC does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beltway Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 405,120
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 405,120
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,120
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, Beltway Strategic Opportunities Fund L.P. does not beneficially own more than 5% of the surviving entity's common stock.

CUSIP No. 19625X102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Beltway Strategic Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 405,120
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 405,120
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,120
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Based on 37,973,989 shares of Starwood Waypoint Residential Trust (“Starwood Waypoint”) common stock outstanding as of November 6, 2015, as reported by Starwood Waypoint in its Definitive Proxy Statement on Schedule 14A filed with the SEC on November 13, 2015.  As reflected in its Form 8-K filed on January 8, 2016, Starwood Waypoint completed a merger with Colony American Homes (“CAH”) on January 5, 2016, pursuant to which an additional 64,869,526 shares of common stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 common units in an Operating Partnership (the “OP Units”) which, upon certain conditions, can be converted into common stock of Colony Starwood Homes on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares and OP Units outstanding.  Based on the number of shares of common stock outstanding, EJF Beltway Strategic Opportunities GP LLC does not beneficially own more than 5% of the surviving entity's common stock.

Item 1. (a)                      Name of Issuer

Colony Starwood Homes (f/k/a Starwood Waypoint Residential Trust)

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

8665 East Hartford Drive
Scottsdale, AZ 85255

Item 2. (a)                      Name of Person Filing

This Amendment No. 2 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”);
(iv)	EJF Debt Opportunities GP, LLC;
(v)	EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II”);
(vi)	EJF Debt Opportunities II GP, LLC;
(vii)	Beltway Strategic Opportunities Fund L.P. (the “Beltway Fund” and together with the Debt Fund and the Debt Fund II, the “Funds”); and
(viii)	EJF Beltway Strategic Opportunities GP LLC

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2. (e)                      CUSIP Number

19625X102

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Each of the Funds is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.

EJF Debt Opportunities GP, LLC is the general partner of the Debt Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Debt Fund is the record owner.

EJF Debt Opportunities II GP, LLC is the general partner of the Debt Fund II and an investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Debt Fund II is the record owner.

EJF Beltway Strategic Opportunities GP LLC serves as the general partner of the Beltway Fund and may be deemed to share beneficial ownership of the shares of Common Stock of which the Beltway Fund is the record owner.

EJF Capital LLC is the sole member of each of EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC and EJF Beltway Strategic Opportunities GP LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.  EJF Capital LLC also serves as the investment manager of the Beltway Fund and may be deemed to share beneficial ownership of the shares of Common Stock of which the Beltway Fund is the record owner. Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [X].

Starwood Waypoint completed a merger with CAH on January 5, 2016, pursuant to which an additional 64,869,526 shares of Common Stock in the combined entity, now known as Colony Starwood Homes, were issued in exchange for the existing shares of CAH, along with an additional 6,400,000 OP Units which, upon certain conditions, can be converted into Common Stock on a one-for-one basis.  As reflected in its Form 8-K filed on January 14, 2016, the combined entity currently has approximately 110 million shares of Common Stock and OP Units outstanding.  Based on the number of shares of common stock outstanding, the Reporting Persons do not beneficially own more than 5% of the surviving entity's Common Stock.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By: Its:	EJF DEBT OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By: Its:	EJF DEBT OPPORTUNITIES II GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

    The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities GP, LLC, a Delaware limited liability company, EJF Debt Opportunities Master Fund II, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities II GP, LLC, a Delaware limited liability company, Beltway Strategic Opportunities Fund L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and EJF Beltway Strategic Opportunities GP LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 2 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By: Its:	EJF DEBT OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By: Its:	EJF DEBT OPPORTUNITIES II GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer